UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2019

Commission File No.: 000-24342

GRAPH BLOCKCHAIN INC.

(Translation of the registrant’s name into English)

2161 Yonge Street, Suite 210, Toronto, Ontario, Canada, M4S 3A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 2.02 Results of Operations and Financial Condition.

On March 28, 2019, Graph Blockchain Inc. (the “registrant”) issued a press release announcing its results of operations and financial condition as of and for the three and nine months ended January 31, 2019. A copy of that press release is hereby furnished as Exhibit 99.5 to this report on Form 6-K.

The registrant also issued its Interim Condensed Consolidated Financial Statements and Interim Management’s Discussion and Analysis for the three and nine months ended January 31, 2019. Those documents are hereby furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The documents listed below as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 are being furnished, not filed with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended:

Exhibit 99.1	Interim Condensed Consolidated Financial Statements of the registrant for the three and nine months ended January 31, 2019.

Exhibit 99.2	Interim Management’s Discussion and Analysis of the registrant for the three and nine months ended January 31, 2019.

Exhibit 99.3	Certification of Chief Executive Officer pursuant to Canadian law.

Exhibit 99.4	Certification of Chief Financial Officer pursuant to Canadian law.

Exhibit 99.5	Press release dated March 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graph Blockchain Inc.

Date: April 11, 2019	/s/ Steve Kang
Steve Kang, Chief Financial Officer

Exhibit Index

Exhibit

99.1	Interim Condensed Consolidated Financial Statements of the registrant for the three and nine months ended January 31, 2019

99.2	Interim Management’s Discussion and Analysis of the registrant for the three and nine months ended January 31, 2019

99.3	Certification of Chief Executive Officer pursuant to Canadian law

99.4	Certification of Chief Financial Officer pursuant to Canadian law

99.5	Press release dated March 28, 2019